UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORTATION GROUP
401(k) & PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Logistics Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023	3
Notes to Financial Statements	4-9

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023	10

Exhibit
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm – Coulter & Justus, P.C	Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Covenant Transportation Group 401(k) & Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Covenant Transportation Group 401(k) & Profit Sharing Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Coulter & Justus, P.C.

We have served as the Plan’s auditor since 2020.

June 28, 2024
Knoxville, Tennessee

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022

Assets:
Non-interest bearing cash	$78,688	$57,311
Investments, at fair value	67,759,978	57,932,210
Notes receivable from participants	1,747,398	1,429,370
Participants' contribution receivable	155,246	183,744
Company contribution receivable	156,230	205,582
Other receivable	2,753	2,808
Total Assets	69,900,293	59,811,025

Liabilities:
Excess contributions payable	124,155	234,564

Net assets available for benefits	$69,776,138	$59,576,461

The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

Additions:
Investment income:
Interest and dividends	$1,277,357
Net appreciation in fair value of investments	8,819,607
Net investment gain	10,096,964

Interest on notes receivable from participants	94,897
Contributions from participants	6,018,500
Rollovers from participants	255,115
Contributions from Company	1,912,472
Total additions	18,377,948

Deductions:
Participants' benefits	7,950,637
Administrative fees	227,634
Total deductions	8,178,271

Net increase in net assets available for benefits	10,199,677

Net assets available for benefits at beginning of year	59,576,461

Net assets available for benefits at end of year	$69,776,138

The accompanying notes are an integral part of these financial statements.

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Covenant Transportation Group 401(k) & Profit Sharing Plan (the “Plan”), in preparing its financial statements:

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments and Investment Income

Investments in cash, mutual funds, common stock, and the collective trusts are stated at fair value.

Realized and unrealized gains and losses are included in net appreciation in fair value of investments in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

(c)	Notes Receivable from Participants

The Plan records participant loans as notes receivable from participants. They are valued at the unpaid principal balances plus accrued interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2023 or 2022.

(d)	Events Occurring after Report Date

Plan management has evaluated events and transactions that occurred between December 31, 2023 and the issuance of the report for possible recognition or disclosure in the financial statements.

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that covers substantially all employees of Covenant Logistics Group, Inc., and certain subsidiaries (collectively, the “Company”). The Plan provides for retirement savings to qualified active participants through both participant and Company contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service. The Plan does not include auto enrollment.

(b)	Contributions

Contributions to the Plan may be made by both participants and the Company. Participants may contribute both pre-tax and after-tax Roth contributions up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 415(c)(3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of each participant’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by the Company, cannot exceed certain levels established under IRC Section 402(g). The Company made matching contributions equal to 50% of each participant’s contribution up to 5% of the participant’s cash compensation during 2023.

(c)	Participant Accounts

The plan document requires that the assets of the Plan be accounted for separately as to participant and Company contributions and valued daily, allocating to each participant his or her share of income and losses. Company voluntary contributions are allocated to all eligible participants based on the participants’ contributions for the period. Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. As of December 31, 2023, there are various mutual fund and collective trust fund options as well as the Covenant Transportation Group, Inc. 401(k) Unitized Stock Fund (“Unitized CVTI Fund”) option.

The Unitized CVTI Fund invests principally in the common stock of Covenant Logistics Group, Inc. and holds cash or liquid short term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Unitized CVTI Fund holds three percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Unitized CVTI Fund to any of the various fund alternatives at any time. Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the State Street Bank & Trust Company (the “Trustee”) prior to the time that such rights are to be exercised.

(d)	Notes Receivable from Participants

Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000. Loans may generally be repaid over one to five years. Loans must be repaid through automatic payroll deductions unless otherwise provided for by the plan administrator. A participant may only have one loan outstanding at a time. The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Individuals with loans may choose to continue to participate in the Plan.

(e)	Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

Benefits are recorded when paid.

(f)	Hardship Withdrawals

The Plan permits distributions in the event of a hardship once a participant furnishes proof of hardship, as defined in the plan agreement. These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½. Hardship withdrawals are limited to the participant’s elective account balance. Participants with a hardship withdrawal are not allowed to make contributions to the Plan for six months after the withdrawal.

(g)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon. Participants vest 100% in Company contributions after three years of credited service.

(h)	Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied first, to restore participant accounts when a participant is rehired after a break in service, as defined in the plan document, then to pay plan expenses or to reduce subsequent Company contributions to the Plan. Participants forfeited $251,614 during 2023. During 2023, $254,923 was utilized to reduce Company contributions. Forfeitures of $63,671 and $64,162 were unallocated at December 31, 2023 and 2022, respectively.

(i)	Excess Contributions Payable

Amounts payable to participants totaling $124,155 and $234,564 at December 31, 2023 and 2022, respectively, for contributions in excess or amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to cash contributions. The Plan distributed the 2023 and 2022 excess contributions to the applicable participants prior to March 15, 2024 and 2023, respectively.

(j)	Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Plan service fees (Note 3), participant account maintenance charges, and fees related to the processing of distributions and the administration of notes receivable from participants are charged directly to the respective participants’ accounts and are included in administrative expenses.

(k)	Plan Termination

While it is the Company’s intention to continue the Plan, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(3)	Transactions with Parties-In-Interest

At December 31, 2023 and 2022, the Plan held investments in bank accounts, collective trust funds, and money market accounts sponsored by the Trustee or affiliated entities with fair values totaling $142,359 and $121,473, respectively. The Plan also held shares of a unitized stock fund that includes Covenant Logistics Group, Inc. common stock with fair values of $4,225,699 and $2,995,664 at December 31, 2023 and 2022, respectively. The Plan also held notes receivables from participants with interest rates ranging from 4.25% to 9.50% with a fair value of $1,747,398 and $1,429,370 as of December 31, 2023 and 2022, respectively. All administrative fees of the Plan were paid to parties-in-interest.

Transamerica Retirement Solutions Corporation (TRSC) provides certain administrative services for the Plan pursuant to a Pension Services Agreement (“Agreement”). TRSC receives revenue from investment plan service fees charged to participants’ accounts as specified in the Agreement. This revenue is used to offset certain amounts owed to TRSC for its administrative services to the Plan (i.e. required revenue). Any excess of the plan service fees above the required revenue, as defined in the Agreement, is held in an unallocated Expense Budget Account and may be used to pay other plan related expenses approved by the Company’s management or can be allocated to participants at the end of the year at the discretion of the Company’s management.

(4)	Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data. The three levels of the fair value hierarchy are described below:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

	-	Quoted prices for similar assets or liabilities in active markets;

	-	Quoted prices for identical or similar assets or liabilities in inactive markets;

	-	Inputs other than quoted prices that are observable for the asset or liability; and

	-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

	-	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for asset measurement measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

(i)	Cash: Valued at its outstanding balance as reported by the Trustee.

(ii)	Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end, based on closing prices reported on the active market on which the individual securities are traded.

(iii)
Unitized stock fund: The Unitized CVTI Fund is comprised of Covenant Logistics Group, Inc., common stock and cash. The common stock is carried at fair value based on the closing price as reported on the active market. Investments in the fund are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The unit values of the fund were $21.51 and $16.50 on December 31, 2023 and 2022, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022:

Fair value Measurements as of
December 31, 2023

	Total	Level 1	Level 2	Level 3
Cash	$63,671	$63,671	$-	$-
Mutual funds	56,077,805	56,077,805	-	-
Unitized CVTI fund	4,225,699	-	4,225,699	-
Total assets in the fair value hierarchy	60,367,175	$56,141,476	$4,225,699	$-
Investments measured at NAV as a practical expedient (a)	7,392,803
Total investments at fair value	$67,759,978

Fair value Measurements as of
December 31, 2022

	Total	Level 1	Level 2	Level 3
Cash	$64,162	$64,162	$-	$-
Mutual funds	48,091,591	48,091,591	-	-
Unitized CVTI fund	2,995,664	-	2,995,664	-
Total assets in the fair value hierarchy	51,151,417	$48,155,753	$2,995,664	$-
Investments measured at NAV as a practical expedient (a)	6,780,793
Total investments at fair value	$57,932,210

(a) Certain investments are measured at NAV as a practical expedient to estimate fair value and, therefore, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which the fair value is measured using the NAV per share practical expedient as of December 31, 2023 and 2022, respectively.

Description	Fair Value December 31, 2023	Fair Value December 31, 2022	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Collective Trust Fund	$7,392,803	$6,780,793	N/A	Daily	None

(5)	Income Tax Status

The Company adopted a volume submitter plan, which received a favorable opinion letter from the IRS on June 30, 2020, which stated that the volume submitter plan was designed in accordance with the applicable sections of the IRC. The Plan itself has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC. However, the plan administrator believes that the adopted volume submitter plan is designed, as amended, and is currently being operated in compliance with the applicable requirements of the IRC and is therefore, qualified and exempt from taxation.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements and supplemental schedule.

(7)	Subsequent Events

Plan management has evaluated the effects of events that have occurred subsequent to December 31, 2023 through the issuance of these financial statements and have identified no subsequent events which require reporting or disclosure in these financial statements.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) Current Value
*	State Street Bank & Trust Co.	Cash Reserve Account	$142,359

*	Covenant	Covenant Stock Fund	4,225,699

	Legg Mason	ClearBridge Lg Cap Gr R2	2,493,554
	Putnam	Putnam Stable Val (25)	3,862,200
	SEI	Congress Mid Cap Gr	508,036
	SEI	Schroeder Intl Alpha Trust H1	529,013
		Collective Trust Fund Total	7,392,803

	American Funds	American Funds Capital World G/I R6	482,586
	American Funds	American Funds 2060 Trgt Date Retire R6	1,806,771
	American Funds	American Funds 2010 Trgt Date Retire R6	563,471
	American Funds	American Funds 2015 Trgt Date Retire R6	474,906
	American Funds	American Funds 2020 Trgt Date Retire R6	1,839,495
	American Funds	American Funds 2025 Trgt Date Retire R6	6,241,716
	American Funds	American Funds 2030 Trgt Date Retire R6	9,704,913
	American Funds	American Funds 2035 Trgt Date Retire R6	5,959,661
	American Funds	American Funds 2040 Trgt Date Retire R6	5,569,807
	American Funds	American Funds 2045 Trgt Date Retire R6	5,483,049
	American Funds	American Funds 2050 Trgt Date Retire R6	3,528,134
	American Funds	American Funds 2055 Trgt Date Retire R6	3,493,893
	BNY	BNY Mellon Glbl Fixed Inc Y	171,485
	Delaware	Delaware Small Cap Val R6	246,146
	Hartford	Hartford Schroders Emerg Mkt Eq Y	316,905
	JPMorgan	JPMorgan Mid Cap Val R6	439,519
	Metropolitan West	Metropolitan West Total Rturn Bd Plan	337,516
	MFS	MFS Val R6	1,201,647
	Prudential	PGIM High Yield R6	431,847
	T. Rowe Price	T. Rowe Price QM US Sm-cp Gr Eq I	759,888
	Vanguard	Vanguard Total Bd Mkt Index Adm	315,765
	Vanguard	Vanguard 500 Index Adm	4,174,412
	Vanguard	Vanguard Mid Cap Index Adm	1,071,824
	Vanguard	Vanguard Small Cap Index Adm	1,138,820
	Vanguard	Vanguard Total Intl Stock Index Adm	323,629
		Mutual Funds Total	56,077,805

*	Participant loans	Notes Receivable with interest rates of 4.25% to 9.50%	1,747,398

		TOTAL	$69,586,064

*Indicates Party-In-Interest to the Plan.
Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORTATION GROUP 401(K) & PROFIT SHARING PLAN

	By:	Covenant Transport, Inc.,
Plan Administrator

Dated: June 28, 2024	By:	/s/ M. Paul Bunn
M. Paul Bunn,
President, Chief Operating Officer, and Secretary on behalf of
Covenant Transport, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm – Coulter & Justus, P.C.